UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 30, 2012

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

RUSSIAN FEDERATION’S INDUSTRY AND TRADE MINISTER VISITS CHELYABINSK
METALLURGICAL PLANT

Chelyabinsk, Russia — May 30, 2012 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, reports the visit of Russian Federation’s
Industry and Trade Minister Denis Manturov to the construction site for
Chelyabinsk Metallurgical Plant OAO’s universal rolling mill.
Russian Federation’s Industry and Trade Minister Denis Manturov, Deputy Industry
and Trade Minister Georgy Kalamanov, Director of Russian Industry and Trade
Ministry’s Basic Industries Department Viktor Semyonov, Director of Russian
Industry and Trade Ministry’s Strategic Planning Department Nikolai Kuteyev,
Chelyabinsk Region’s First Deputy Governor Sergei Komyakov, Chelyabinsk Region’s
Deputy Governors Yuri Klepov and Ivan Feklin, Chelyabinsk Region’s Industry and
Natural Resources Minister Vladimir Pavlov and other guests visited Chelyabinsk
Metallurgical Plant as part of a working trip.
The chief of Russia’s industry and trade ministry was accompanied on Mechel’s side by Mechel OAO’s Chairman of the Board of Directors Igor Zyuzin,
Mechel-Steel Management OOO’s Chief Executive Officer Andrey Deineko and
Chelyabinsk Metallurgical Plant’s Managing Director Rashid Nugumanov.
As part of the trip, the delegation visited Mechel Group’s chief metallurgical investment project — the universal rolling mill. The guests toured the mill’s first line, including the rail steel producing complex launched early this year.
The tour program also included construction of the second line — such as the reheating furnace, the universal rolling mill line itself and the auxiliary area where equipment is assembled.
Russian Federation’s Industry and Trade Minister Denis Manturov noted after examining the universal rolling mill’s construction progress:
“Mechel’s launch of a universal rolling mill at Chelyabinsk Metallurgical Plant will enable Russia to set up production of unique long-sized rails for high-speed traffic. They are unique not only because no one in our country currently produces 100-meter rails, but also because their specifics fully fit the climatic and geographical conditions of use for railroads in our country.
Today it is very important to use Russian-made rails both in implementing the
Strategy for Developing Russia’s Railroad Transport Until 2030 and in
constructing high-speed railroads between cities that take part in the 2018
World Championship. So the project now constructed by Mechel is strategically important for the entire country, it truly has meaning for all of Russia.”
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: May 30, 2012	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO